Exhibit 99.5

The English version of the unaudited pro-forma combined financial information is provided solely for the convenience of readers as a liberal translation from the Spanish language original, which is the official and binding version.

Unaudited Pro-forma Combined Financial Information

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Santiago, Chile

September 30, 2020 and December 31, 2019

UNAUDITED PRO-FORMA COMBINED FINANCIAL INFORMATION

The unaudited pro-forma combined financial information of Enel Américas S.A. and subsidiaries as of September 30, 2020 and for the nine months ended September 30, 2020 and the year ended December 31, 2019 have not been examined, audited or reviewed in accordance with either the standards of the American Institute of Certified Public Accountants (AICPA) or the standards of the U.S. Public Company Accounting Oversight Board (PCAOB). The unaudited pro-forma combined financial information has been prepared in accordance with the criteria indicated in Notes 1 and 2 below and has not been prepared in accordance with Article 11 of Regulation S-X of the rules of the U.S. Securities and Exchange Commission. The unaudited pro-forma combined financial information is being furnished because it has been made publicly available in Chile to shareholders under Chilean law in connection with the proposed merger of the non-conventional renewable energy business of Enel Green Power S.p.A. in Central and South America (except for Chile) with and into Enel Américas S.A.

1.	Unaudited Pro-Forma Combined Financial Information

The following (i) unaudited pro-forma combined statement of financial position as of September 30, 2020 and (ii) unaudited pro-forma combined statements of income for the nine months ended September 30, 2020 and the year ended December 31, 2019 show the effect of the merger (the “Merger”) in the context of the incorporation by Enel Américas S.A. of the non-conventional renewable energy subsidiaries that the related company Enel Green Power SpA and subsidiaries (“Enel Green Power”) owns in Central and South America (except for Chile) (“EGP Central and South America”) which is expected to be completed during 2021. Both the following (i) unaudited pro-forma combined statement of financial position and the (ii) unaudited pro-forma combined statements of income are based on the historical consolidated financial statements of Enel Américas S.A. and its consolidated subsidiaries (“Enel Américas”), EGP Américas SpA, and EGP Central and South America, applying the estimates, assumptions and adjustments described in the notes accompanying the unaudited pro-forma combined financial information.

For pro-forma purposes, the unaudited pro-forma combined statement of income for the nine months ended September 30, 2020 and the year ended December 31, 2019 are presented as if the Merger to acquire EGP Central and South America had occurred on January 1, 2019, under the assumptions described in Notes 1 and 2. In the case of the unaudited pro-forma combined statement of financial position, it presents the significant effects of the proposed Merger as if it had occurred on September 30, 2020 under the assumptions described in Notes 1 and 2.

The unaudited pro-forma combined financial information has been prepared by Enel Américas management for illustrative purposes and is not intended to represent the financial position and consolidated results of operations in future periods or what the results would have actually been if Enel Américas had completed the acquisition of EGP Central and South America for a specified period. The unaudited pro-forma combined financial information and accompanying notes should be read in conjunction with the following information:

a.	The audited historical financial statements of EGP Américas SpA as of September 30, 2020 and for the period ended on that date and the notes thereto;

b.	The audited historical financial statements of EGP Central and South America as of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and the year ended December 31, 2019 and the notes thereto; and

c.	The audited historical consolidated financial statements of Enel Américas as of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and the year ended December 31, 2019 and notes thereto.

2.	Accounting for the transaction

The Merger transaction and related capital increase involves a reorganization of certain companies, all of which are controlled by Enel SpA (hereinafter “Enel”, and in the case of Enel SpA and Subsidiaries, the “Enel Group”), an Italian electricity generation and distribution company, which before the Merger transaction, owns 65% of Enel Américas and 100% of EGP Central and South America. The purpose of the Merger consists in incorporating in Enel Américas the assets and experience that Enel has been developing in the non-conventional renewable energy sector in Latin American countries.

The Merger transaction would allow Enel Américas to increase its installed capacity in the region from the current 11.3 GW to 16.3 GW, considering that EGP Central and South America has approximately 5 GW of capacity that is operating or under construction in Central and South America (except for Chile), in addition to a pipeline of projects that will be evaluated during the course of operations.

The management of Enel Américas has determined that the Merger of the companies should be considered in the accounting as an equity transaction of Enel Américas through the issuance of shares to Enel as consideration for its participation in the Merger with EGP Central and South America.

For the above-mentioned Merger with EGP Central and South America, Enel Américas considered that all the entities involved are under the common control of Enel, and, consequently, the transaction does not comply with the definition of a business combination under the scope of IFRS 3 “Business combinations”.

Therefore, management will reflect the Merger of EGP Central and South America with Enel Américas using the “pooling of interest method”. Under this method, the involved assets and liabilities of EGP Central and South America transferred in the transaction are reflected at the same carrying amount at which they were recorded by its parent company, Enel, notwithstanding the possible need to make accounting adjustments to standardize the accounting policies and classifications of the entities involved. Any difference between the assets and liabilities transferred as part of the transaction and the consideration provided is recorded directly in equity as a charge or credit to “Other Reserves”.

The main presentation bases determined by management are those described in Note 2 to the unaudited pro-forma combined financial information.

The unaudited pro-forma combined financial information of Enel Américas is derived from its consolidated financial statements as of September 30, 2020 and December 31, 2019 and must be read in conjunction with the historical consolidated financial statements of Enel Américas and subsidiaries as of September 30, 2020 and December 31, 2019 and the accompanying notes.

The unaudited pro-forma combined financial information presented may not necessarily reflect the future results or financial position of Enel Américas or what the results would have been if the Merger had occurred before the effective date of the Merger.

Unaudited Pro-Forma Combined Financial Information

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

September 30, 2020 and December 31, 2019

Unaudited Pro Forma Consolidated Statement of Financial Position as of September 30, 2020

ASSETS	Enel Américas Consolidated Historical	EGP Américas SpA (Newco)	Enel Américas Pro-Forma	EGP Central and South America Combined	Pro-Forma Adjustments	Note	Pro-forma Adjustments ("Merger")	Note	Enel Américas Pro-Forma ("Merged")
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$		ThUS$
	(A)	(B)	(C)	(D)	(E)		(F)		(G)
			(A)+(B)	Note 3					(C+D+E+F)
CURRENT ASSETS
Cash and cash equivalents	1,605,306	1	1,605,307	259,907	-		-		1,865,214
Other current financial assets	378,734	-	378,734	19,683	-		-		398,417
Other current non-financial assets	439,518	-	439,518	226,004	-		-		665,522
Trade and other current receivables	2,751,457	-	2,751,457	160,254	-		-		2,911,711
Current accounts receivable from related parties	17,457	-	17,457	1,247,679	(28,180)	(i)	-		1,236,956
Current inventories	443,463	-	443,463	11,708	-		-		455,171
Current tax assets	70,971	-	70,971	26,927	-		-		97,898
Total current assets other than assets or groups of assets for disposal classified as held for sale or as held for distribution to owners	5,706,906	1	5,706,907	1,952,162	(28,180)		-		7,630,889
Non-current assets or disposal groups held for sale	-	-	-	4,683	-		-		4,683
TOTAL CURRENT ASSETS	5,706,906	1	5,706,907	1,956,845	(28,180)		-		7,635,572
NON-CURRENT ASSETS
Other non-current financial assets	2,372,542	-	2,372,542	139,319	-		-		2,511,861
Other non-current non-financial assets	2,248,022	-	2,248,022	37,464	-		-		2,285,486
Trade and other non-current receivables	522,643	-	522,643	650	-		-		523,293
Non-current accounts receivable from related parties	158	-	158	-	(122)	(i)	-		36
Investments accounted for using the equity method	2,626	-	2,626	-	-		-		2,626
Intangible assets other than goodwill	4,044,797	-	4,044,797	251,711	-		-		4,296,508
Goodwill	886,828	-	886,828	581,863	-		-		1,468,691
Property, plant and equipment	7,772,954	-	7,772,954	3,912,929	-		-		11,685,883
Investment property	7,307	-	7,307	-	-		-		7,307
Right-of-use assets	224,361	-	224,361	31,328	-		-		255,689
Deferred tax assets	846,634	-	846,634	92,489	-		-		939,123
TOTAL NON-CURRENT ASSETS	18,928,872	-	18,928,872	5,047,753	(122)		-		23,976,503
TOTAL ASSETS	24,635,778	1	24,635,779	7,004,598	(28,302)		-		31,612,075

See notes to the unaudited combined pro-forma financial information

LIABILITIES AND EQUITY	Enel Américas Consolidated Historical	EGP Américas SpA (Newco)	Enel Américas Pro-Forma	EGP Central and South America Combined	Pro-forma Adjustments	Note	Pro-forma Adjustments ("Merger")	Note	Enel Américas Pro-Forma ("Merged")
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$		ThUS$
	(A)	(B)	(C)	(D)	(E)		(F)		(G)
			(A)+(B)	Note 3					(C+D+E+F)
CURRENT LIABILITIES
Other current financial liabilities	2,446,001	-	2,446,001	80,051	-		-		2,526,052
Current lease liabilities	51,161	-	51,161	-	-		-		51,161
Trade and other current payables	3,094,407	-	3,094,407	173,539	-		-		3,267,946
Current accounts payable to related parties	388,369	-	388,369	310,395	(28,180)	(i)	-		670,584
Other current provisions	223,597	-	223,597	1,171	-		-		224,768
Current tax liabilities	143,396	-	143,396	22,244	-		-		165,640
Other current non-financial liabilities	240,859	-	240,859	33,099	-		-		273,958
TOTAL CURRENT LIABILITIES	6,587,790	-	6,587,790	620,499	(28,180)		-		7,180,109
NON-CURRENT LIABILITIES
Other Non-current financial liabilities	3,427,518	-	3,427,518	837,306	-		-		4,264,824
Non-current lease liabilities	95,639	-	95,639	-	-		-		95,639
Trade and other non-current payables	2,024,476	-	2,024,476	18,265	-		-		2,042,741
Non-current trade payables from related parties	-		-	149,636	(122)	(i)			149,514
Other non-current provisions	748,874	-	748,874	21,074	-		-		769,948
Deferred tax liabilities	573,692	-	573,692	87,806	-		-		661,498
Non-current provisions for employee benefits	1,404,960	-	1,404,960	1,171	-		-		1,406,131
Other non-current non-financial liabilities	93,146	-	93,146	7,491	-		-		100,637
TOTAL NON-CURRENT LIABILITIES	8,368,305	-	8,368,305	1,122,749	(122)		-		9,490,932
TOTAL LIABILITIES	14,956,095	-	14,956,095	1,743,248	(28,302)		-		16,671,041
EQUITY
Issued capital	9,783,875	1	9,783,876	-	-		5,019,005	(i)	14,802,881
Reserve of combination of financial statements	-	-	-	5,464,287			(5,464,287)	(ii)	-
Retained earnings	5,562,290	-	5,562,290	826,068	-		(826,068)	(iii)	5,562,290
Other reserves	(7,653,055)	-	(7,653,055)	(1,271,350)	-		1,271,350	(iv)	(7,653,055)
Equity attributable to shareholders of Enel Américas	7,693,110	1	7,693,111	5,019,005	-		-		12,712,116
Non-controlling interests	1,986,573	-	1,986,573	242,345	-		-		2,228,918
TOTAL EQUITY	9,679,683	1	9,679,684	5,261,350	-		-		14,941,034
TOTAL LIABILITIES AND EQUITY	24,635,778	1	24,635,779	7,004,598	(28,302)		-		31,612,075

See notes to the unaudited combined pro-forma financial information

Unaudited Pro Forma Consolidated Statement of Income

For the nine-month period ended September 30, 2020

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME Profit (Loss)	Enel Américas Consolidated Historical	EGP Américas SpA (Newco)	Enel Américas Pro-Forma	EGP Central and South America Combined	Pro-forma Adjustments	Note	Enel Américas Pro-Forma ("Merged")
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$
	(A)	(B)	(C)	(D)	(E)		(G)
			(A+B)				(C+D+E)
Revenues	7,818,521	-	7,818,521	424,007	(129,001)	(i)	8,113,527
Other operating income	702,152	-	702,152	2,248	-		704,400
Revenues and Other Operating Income	8,520,673	-	8,520,673	426,255	(129,001)		8,817,927
Raw materials and consumables used	(5,143,106)	-	(5,143,106)	(90,611)	129,001	(i)	(5,104,716)
Contribution Margin	3,377,567	-	3,377,567	335,644	-		3,713,211
Other work performed by the entity and capitalized	107,394	-	107,394	12,614	-		120,008
Employee benefits expenses	(484,323)	-	(484,323)	(35,990)	-		(520,313)
Depreciation and amortization expense	(634,184)	-	(634,184)	(131,210)	-		(765,394)
Reversal of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	(378)	-		(378)
Profit from impairment and reversal of impairment losses (impairment losses) determined in accordance with IFRS 9	(178,841)	-	(178,841)	(1,126)	-		(179,967)
Other expenses	(804,176)	-	(804,176)	(48,880)	-		(853,056)
Operating Income	1,383,437	-	1,383,437	130,674	-		1,514,111
Other gains (losses)	3,939	-	3,939	1	-		3,940
Financial income	180,987	-	180,987	6,980	-		187,967
Financial costs	(530,612)	-	(530,612)	(25,155)	-		(555,767)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	3,307	-	3,307	(554)	-		2,753
Foreign currency exchange differences	7,504	-	7,504	(93,426)	-		(85,922)
Gains (losses) from indexed assets and liabilities	57,368	-	57,368	599	-		57,967
Profit (loss) before taxes	1,105,930	-	1,105,930	19,119	-		1,125,049
Income tax expenses	(356,945)	-	(356,945)	(24,743)	-		(381,688)
PROFIT (LOSS)	748,985	-	748,985	(5,624)	-		743,361
Profit (loss) attributable to
Profit (loss) attributable to owners of the parent	486,611	-	486,611	(30,367)	-		456,244
Profit (loss) attributable to non-controlling interests	262,374	-	262,374	24,743	-		287,117
PROFIT (LOSS)	748,985	-	748,985	(5,624)	-		743,361

See notes to the unaudited combined pro-forma financial information.

Unaudited Pro Forma Consolidated Statement of Income

For the year ended December 31, 2019

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME Profit (Loss)	Enel Américas Consolidated Historical	EGP Américas SpA (Newco)	Enel Américas Pro-Forma	EGP Central and South America Combined	Pro-forma Adjustments	Note	Enel Américas Pro-Forma ("Merged")
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$
	(A)	(B)	(C)	(D)	(E)		(G)
			(A+B)				(C+D+E)
Revenues	13,053,376	-	13,053,376	634,739	(96,274)	(i)	13,591,841
Other operating income	1,260,736	-	1,260,736	4,522	-		1,265,258
Revenues and Other Operating Income	14,314,112	-	14,314,112	639,261	(96,274)		14,857,099
Raw materials and consumables used	(8,541,023)	-	(8,541,023)	(91,267)	96,274	(i)	(8,536,016)
Contribution Margin	5,773,089	-	5,773,089	547,994	-		6,321,083
Other work performed by the entity and capitalized	181,565	-	181,565	18,023	-		199,588
Employee benefits expenses	(809,753)	-	(809,753)	(53,735)	-		(863,488)
Depreciation and amortization expense	(948,330)	-	(948,330)	(157,638)	-		(1,105,968)
Reversal of impairment losses (impairment losses) determined in accordance with IFRS 9	2,126	-	2,126	7,629	-		9,755
Profit from impairment and reversal of impairment losses (impairment losses) determined in accordance with IFRS 9	(279,125)	-	(279,125)	(1,851)	-		(280,976)
Other expenses	(1,150,709)	-	(1,150,709)	(73,417)	-		(1,224,126)
Operating Income	2,768,863	-	2,768,863	287,005	-		3,055,868
Other gains (losses)	14,196	-	14,196	1,299	-		15,495
Financial income	449,661	-	449,661	35,141	-		484,802
Financial costs	(1,088,631)	-	(1,088,631)	(174,528)	-		(1,263,159)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	583	-	583	-	-		583
Foreign currency exchange differences	136,960	-	136,960	(34,015)	-		102,945
Gains (losses) from indexed assets and liabilities	124,477	-	124,477	618	-		125,095
Profit (loss) before taxes	2,406,109	-	2,406,109	115,520	-		2,521,629
Income tax expenses	(236,346)	-	(236,346)	(48,137)	-		(284,483)
PROFIT (LOSS)	2,169,763	-	2,169,763	67,383	-		2,237,146
Profit (loss) attributable to
Profit (loss) attributable to owners of the parent	1,614,085	-	1,614,085	30,322	-		1,644,407
Profit (loss) attributable to non-controlling interests	555,678	-	555,678	37,061	-		592,739
PROFIT (LOSS)	2,169,763	-	2,169,763	67,383	-		2,237,146

See notes to the unaudited combined pro-forma financial information.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO-FORMA COMBINED FINANCIAL INFORMATION

Notes to unaudited pro-forma combined financial information

1.	Description of the transaction

At the Ordinary Meeting of the Board of Directors of Enel Américas S.A. (“Enel Américas” or the “Company”) held on September 21, 2020, the directors unanimously resolved to formally engage in a merger in order for Enel Américas to acquire the non-conventional renewable energy subsidiaries that the related company Enel Green Power S.p.A. has in Central and South America (except for Chile). In order to optimize the financial structure of Enel Américas and support the future growth of the mentioned subsidiaries, this acquisition will be carried out through a merger by incorporation (the “Merger”), under which Enel Américas will integrate in its equity a company that owns the interests that Enel Green Power currently has in non-conventional renewable energy companies domiciled in Argentina, Brazil, Colombia, Peru, Costa Rica, Guatemala and Panama and Energía y Servicios South America (a sub-holding company based in Chile which holds, among other things, a 100% interest in Enel Green Power Costa Rica S.A.), through a series of transactions which will culminate with the Merger with Enel Américas, after a spin-off from Enel Green Power.

In its strategic analysis, the Board of Directors of Enel Américas recognized that, in the current context of the Central and South America region, the presence of renewable energy is strongly increasing and unequivocally changing the traditional competitive model in the energy sector. In order for Enel Américas to be able to continue strengthening its growth strategy, capturing future opportunities and consolidating itself as a leader in the energy transition in the Central and South America region, it is highly advisable to consolidate in its perimeter, its participation in the non-conventional renewable energy companies described in the previous paragraph.

The incorporation of the non-conventional renewable energy business in Central and South America (except for Chile), would give the Company access to the know-how and proven experience of the leader in renewable energies in the world, Enel Green Power, safeguarding the financial discipline that has always characterized the Enel Américas Group. The transaction will also allow further simplification of the share structure of the Enel Group in Central and South America and align the diversification of the different businesses of Enel Américas with those of the rest of the Enel Group.

For the purpose of exploring the interest of its controlling shareholder, which is Enel SpA, in this proposed integration, the Board of Directors of Enel Américas requested from Enel SpA, and from Enel Green Power, their position in respect to this integration. On September 21, Enel SpA responded emphasizing its interest in this proposed integration, as long as it is carried out at market prices and through a transaction, such as the merger, that results in a situation under which Enel Américas will maintain a financial position that sustains not only the future development of renewable projects but also the Company’s growth perspectives. In any case, Enel SpA has noted that its response letter does not constitute a binding decision, such decision is reserved for when all the terms of the transaction are defined.

In order to effect the Merger, a Shareholders’ Meeting of Enel Américas must be called to consider the elimination of the concentration limits established in its bylaws in accordance with Title XII of D.L. 3.500, which prevent a single entity from concentrating more than 65% of the capital with voting rights of Enel Américas, among other limitations. Likewise, that meeting will be asked to approve the Merger as a related party transaction governed by Title XVI of the Corporations Act, which requires the designation of independent evaluators.

The Board of Directors and the Directors’ Committee of Enel Américas, in their corresponding Ordinary Meetings held on September 21, 2020, designated Banco Santander and Banchile Asesoría Financiera S.A. respectively, as independent evaluators of the Merger described above as a related party transaction. Likewise, the Board designated Pablo D’Agliano as independent appraiser in the Merger transaction, in accordance with the Corporations Act.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO-FORMA COMBINED FINANCIAL INFORMATION

Enel Américas is an entity registered with the Chilean Financial Market Commission (Comisión para el Mercado Financiero) (hereinafter the “CMF”) and its American Depository Receipts (ADR) are traded on the New York Stock Exchange, therefore, it is also subject to the regulations of the Securities and Exchange Commission (“SEC”) of the United States of America.

In accordance with the above, in order to provide adequate information to the different interest groups, joint financial statements have been prepared for the companies owned by Enel SpA through its subsidiary Enel Green Power in Argentina, Brazil, Colombia, Costa Rica, Guatemala, Panama and Peru and Energía y Servicios South America SpA in Chile (hereinafter “EGP Central and South America”1).

The aforementioned Merger requires, in order to be carried out, the preparatory acts described in (i) and (ii) below. It should be noted that such preparatory acts will be carried out directly by Enel SpA, without the participation of Enel Américas:

(i)	The spin-off by Enel Green Power (a 100% owned Italian subsidiary of Enel SpA) of a new entity based in Italy resulting from this spin-off, called Enel Rinnovabili Srl, to which EGP Central and South America will be assigned, and

(ii)	The cross-border merger through which EGP Américas SpA, a company constituted in Chile, will absorb Enel Rinnovabili Srl. Enel SpA., in its capacity as the sole shareholder of Enel Rinnovabili Srl and EGP Américas SpA will proceed with the approval of the merger.

The transfer of EGP Central and South America from Enel Rinnovabili Srl to EGP Américas SpA, through the cross-border merger, is expected to take effect during the first quarter of 2021; therefore it will be a necessary condition for the approval of the Merger to produce legal effects. This transaction would imply that Enel SpA's ownership interest in Enel Américas should increase compared to the current 65%.

The transfer of EGP Central and South America from EGP Américas SpA to Enel Américas through the Merger is estimated to take effect during the second quarter of 2021.

The combined financial statements will be understood to be the technical consolidation of all the financial statements of the entities that are within the aforementioned perimeter, prepared in accordance with IFRS as issued by the IASB and as reported in the past for the preparation of the consolidated financial statements of Enel Américas without further changes except for those described in Note 2 in the “Pro-Forma Adjustments” section.

Based on the above, the Merger will imply the following transactions described as follows:

a.	Capital Increase

Enel Américas will carry out a capital increase (the “Capital Increase”) to make a sufficient number of common shares available to be issued to Enel SpA (the holder of the shares of Enel Green Power) as consideration for the net assets to be received.

b.	Creation of EGP Américas SpA and the Merger

The acquisition will take place through the merger by incorporation in which Enel Américas will integrate in the equity of EGP Américas SpA, an investment vehicle constituted in Chile, in which Enel SpA owns 100% of the participation, and will have the ownership of the participations that currently Enel Green Power possesses in EGP Central and South America.

1 The presentation currency of these combined financial statements is the Euro. For the purpose of this document, those financial statements were converted to United States dollars.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO-FORMA COMBINED FINANCIAL INFORMATION

EGP Américas SpA will hold the participations held by the Enel Group in EGP Central and South America after its merger with Enel Rinnovabili Srl, a new Italian company that will be created as a result of the Enel Green Power spin-off of Enel Rinnovabili Srl.

As indicated above, the management of Enel Américas has determined that the accounting effects of the transaction, and the corresponding company merger processes, will be recognized as an equity transaction.

2.	Basis of preparation

The unaudited pro-forma combined financial information is based on the statement of financial position and the historical income statements of Enel Américas, EGP Américas SpA and EGP Central and South America for the nine months ended September 30, 2020 and the year ended December 31, 2019, and has been presented as if the acquisition of EGP Central and South America had occurred on January 1, 2019.

The assumptions and adjustments used to prepare the unaudited pro-forma combined financial information included herein are described in the accompanying notes below and are based on currently available information and certain estimates and assumptions. Management believes that the assumptions provide a reasonable basis to present the significant effects of the acquisition of EGP Central and South America, are feasible, directly attributable, are expected to have a continuing impact on profits and losses and that the adjustments will be forma give appropriate effect to those assumptions and are applied correctly in the unaudited pro-forma combined financial statements. The unaudited pro-forma combined financial information is provided for illustrative purposes only and is not intended to represent the actual combined results of Enel Américas' operations had the acquisition occurred on January 1, 2019, nor is it necessarily indicative of the combination of future results of the Company's operations.

The unaudited pro-forma combined financial information does not include the anticipated realization of cost savings due to operating efficiencies, synergies or restructuring resulting from the integration of EGP Central and South America and does not include future liabilities that may be incurred in restructuring.

The transaction represents a change in the ownership interests that Enel SpA holds in Enel Américas, which does not result in loss of control. Therefore, it is being accounted for as an equity transaction in conformity with IFRS as by the IASB.

The Merger is being accounted for as a combination of entities under common control of Enel SpA, similar to a pooling of interest, carried out by Enel Américas through the issuance of its shares to be delivered to Enel SpA as consideration for the proposed incorporation of EGP Central and South America in the Merger. Since Enel Américas and EGP Central and South America are currently under Enel SpA's common control, purchase accounting is not applicable.

The unaudited pro-forma combined financial information should be read in conjunction with the accompanying notes, the historical audited consolidated financial statements of Enel Américas and the accompanying notes, and the consolidated financial statements of EGP Central and South America and the accompanying notes. You should not rely on the unaudited pro-forma combined financial information as an indication of (1) the combined results of operations that would have been achieved if the acquisition of EGP Central and South America had taken place on January 1, 2019; or (2) the combined results of Enel Américas operations after the completion of the Merger transaction.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO-FORMA COMBINED FINANCIAL INFORMATION

3.	Pro-Forma Adjustments

The pro-forma adjustments that give effect to the Merger mainly reflect the Capital Increase, in terms of the shares that will be issued by Enel America as consideration for the shares of EGP Américas, the elimination of the equity accounts of the latter and elimination of intercompany accounts as a result of the proposed Merger.

The pro-forma adjustments are based on the information currently available and actual results may differ from pro-forma effects. Management considers that the assumptions used provide a reasonable basis to present the significant effects of the Merger, are objective, directly attributable, are expected to have a continuous impact on results and that the pro-forma adjustments give an appropriate effect to the assumptions and they are appropriately applied to the unaudited pro-forma combined financial information.

To the information presented, adjustments have been made to the unaudited pro-forma combined financial information to show the effect of the Merger for the acquisition of EGP Central and South American as described in Note 1, and which are presented below:

(A)	Historic Consolidated Enel Américas. Corresponds to the audited historical consolidated financial information of Enel Américas S.A. and Subsidiaries as of September 30, 2020 and December 31, 2019.

(B)	EGP Américas SpA (Newco). Corresponds to the audited financial information of this new company as of September 30, 2020, participating in the pooling the interests of the Enel Group in the sector of non-conventional renewable energy in Central and South America (except for Chile) after their spin-off from Enel Green Power. That financial information will be prepared in accordance with IFRS as by the IASB.

(C)	Enel Américas Pro Forma. Corresponds to the consolidated financial information of Enel Américas S.A. and Subsidiaries as of September 30, 2020 and December 31, 2019, assuming the creation of Newco for the purpose of a subsequent merger.

(D)	EGP Central and South America Combined. Corresponds to the audited financial information arising from the interests of the Enel Group in the non-conventional renewable energy sector mentioned above after their spin-off from Enel Green Power as of September 30, 2020 and December 31, 2019, which will be assigned to Enel Rennovabili Sr1. That financial information was be prepared in accordance with IFRS as by the IASB.

(E)	Pro-forma Adjustments. They correspond to the elimination of intercompany accounts, in accordance with the Merger process. The main settings are explained below:

(i)	Accounts receivable / payable from / to related parties.

Corresponds to the elimination of accounts receivable / payable from / to related parties and transactions corresponding to inter-company balances of EGP Central and South America with Enel Américas and its subsidiaries.

(F)	Pro-Forma Adjustments (“Merger”). Correspond to the elimination of Enel Green Power's equity and the Capital Increase, as a result of the transaction. The main adjustments are as follows:

(i)	Issued and paid capital

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO-FORMA COMBINED FINANCIAL INFORMATION

The adjustment consists in the following:

Concept	ThUS$	ThUS$
Capital increase in Enel Américas due to exchange of the equity value of EGP Central and South America (1)		5,019,005
		5,019,005

(1)	Represents the capital increase related to the shares to be issued by Enel Américas as consideration for the equity value (using book value) of EGP Central and South America at the time of the Merger. The final value of the capital increase will be determined in an economic valuation at market values of the investments received. Since this study is in the process of being prepared, the corresponding book values have been used to prepare the pro-forma financial information. In the event that the economic value differs from the book value, the amounts of the Capital Increase and movement of other reserves will be subject to corresponding adjustments.

(ii)	Reserve for combination of financial statements

Represents the elimination of the Reserve for the combination of financial statements at book value of EGP Central and South America as a result of the proposed Merger with and into Enel Américas.

(iii)	Retained earnings

Represents the elimination of retained earnings at book value of EGP Central and South America as a result of the proposed Merger with and into Enel Américas.

(iv)	Other reserves

Represents the elimination of other book value reserves of EGP Central and South America as a result of the proposed Merger with and into Enel Américas, subject to potential adjustments as described in (i) above.

(G)	Enel Américas Pro-forma (“Merged”). Corresponds to the combined financial information of Enel Américas S.A. and its subsidiaries as of September 30, 2020 and December 31, 2019, assuming that the Capital Increase and Merger with EGP Central and South America had been effective as of September 30, 2020, and January 1, 2019, as applicable, including the accounting effects generated by them.

4.	RECLASSIFICATIONS

The following reclassifications have been made, as illustrated in the tables below, to the financial information of EGP Central and South America, in order to present a format consistent with the consolidated financial statements and accounting policy of Enel Américas:

Pro-Forma Combined Statement of Financial Position as of September 30, 2020

ENEL AMÉRICAS S.A. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO-FORMA COMBINED FINANCIAL INFORMATION

ASSETS	EGP Central and South America Historical	EGP Central and South America Historical	Reclassification	Notes	EGP Central and South America Combined
	Million €	ThUS$	ThUS$		ThUS$
CURRENT ASSETS
Cash and cash equivalents	222	259,907	-		259,907
Other current assets	1,323	1,548,902	(1,548,902)	(i)	-
Other current financial assets	-	-	19,683	(i)(a)	19,683
Other current non-financial assets	-	-	226,004	(i)(b)	226,004
Current accounts and other receivables	113	132,295	27,959	(i)(c)	160,254
Current accounts receivables from related parties	-	-	1,247,679	(i)(d)	1,247,679
Current inventories	10	11,708	-		11,708
Current tax assets	-	-	26,927	(i)(e)	26,927
Total current assets other than assets or groups of assets for disposal classified as held for sale or as held for distribution to owners	1,668	1,952,812	(650)		1,952,162
Non-current assets or disposal groups held for sale	4	4,683	-		4,683
TOTAL CURRENT ASSETS	1,672	1,957,495	(650)		1,956,845

NON-CURRENT ASSETS
Other non-current assets	230	269,272	(269,272)	(ii)	-
Other non-current financial assets	-	-	139,319	(ii)(a)	139,319
Other non-current non- financial assets	-		37,464	(ii)(b)	37,464
Non-current accounts and other receivables	-	-	650	(i)(c)	650
Material and non-material Assets	3,584	4,195,968	(4,195,968)	(ii)	-
Intangible assets other than goodwill	-	-	251,711	(ii)(d)	251,711
Goodwill	497	581,863	-		581,863
Property, plant and equipment	-	-	3,912,929	(ii)(e)	3,912,929
Investment property	-	-			-
Right-of-use assets	-	-	31,328	(ii)(f)	31,328
Deferred tax assets	-	-	92,489	(ii)(c)	92,489
TOTAL NON-CURRENT ASSETS	4,311	5,047,103	650		5,047,753
TOTAL ASSETS	5,983	7,004,598	-		7,004,598

ENEL AMÉRICAS S.A. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO-FORMA COMBINED FINANCIAL INFORMATION

LIABILITIES AND EQUITY	EGP Central and South America Historical	EGP Central and South America Historical	Reclassification	Note	EGP Central and South America Combined
	Million €	ThUS$	ThUS$		ThUS$
CURRENT LIABILITIES

Short term loans and short term portion	181	211,906	(211,906)	(iii)	-
Other current liabilities	166	194,345	(194,345)	(iii)	-
Other current financial liabilities	-	-	80,051	(iii)(a)	80,051
Trade and other current payables	183	214,248	(40,709)	(iii)	173,539
Current accounts payable to related parties	-	-	310,395	(iii)(c)	310,395
Other current provisions	-	-	1,171	(iii)(d)	1,171
Current tax liabilities	-	-	22,244	(iii)(e)	22,244
Other current non-financial liabilities	-	-	33,099	(iii)(f)	33,099
TOTAL CURRENT LIABILITIES	530	620,499	-		620,499

NON-CURRENT LIABILITIES

Long term loans	830	971,722	(971,722)	(iv)	-
Other Non-current financial liabilities	-	-	837,306	(iv)(a)	837,306
Trade and other non-current payables	-	-	18,265	(iv)(b)	18,265
Non-current trade payables from related parties	-	-	149,636	(iv)(c)	149,636
Other provisions and deferred tax liabilities	94	110,051	(110,051)	(v)	-
Other non-current provisions	-		21,074	(v)(a)	21,074
Deferred tax liabilities	-	-	87,806	(v)(b)	87,806
Non-current provisions for employee benefits	-	-	1,171	(v)(c)	1,171
Other non-current non-financial liabilities	35	40,976	(33,485)	(iv)(d)	7,491
TOTAL NON-CURRENT LIABILITIES	959	1,122,749	-		1,122,749

TOTAL LIABILITIES	1,489	1,743,248	-		1,743,248

EQUITY
Issued capital	-	-	-		-
Reserve of combination of financial statements	4,287	5,019,005	445,282		5,464,287
Retained earnings	-	-	826,068		826,068
Other reserves	-	-	(1,271,350)		(1,271,350)
Equity attributable to shareholders of Enel Américas	4,287	5,019,005	-		5,019,005
Non-controlling interests	207	242,345	-		242,345
TOTAL EQUITY	4,494	5,261,350	-		5,261,350
TOTAL LIABILITIES AND EQUITY	5,983	7,004,598	-		7,004,598

ENEL AMÉRICAS S.A. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO-FORMA COMBINED FINANCIAL INFORMATIONs

(i)	Reclassification from Other current assets of ThUS$ 1,548,902 to (a) Other financial assets of ThUS$ 19,683 (derivative instruments), (b) Other non-financial assets of ThUS$ 226,004, (c) Trade accounts receivable and other accounts receivable of ThUS$ 27,959 (with a long-term portion of ThUS$ (650)), (d) Accounts receivable from related entities of ThUS$ 1,247,679 and (e) current taxes of ThUS$ 26,927.

(ii)	Reclassification from Other non-current assets of ThUS$ 269,272 to (a) Other financial assets of ThUS$ 139,319 (derivative instruments of ThUS$ 111,221 and other financial assets of ThUS$ 28,098), (b) Other non-financial assets of ThUS$ 37,464 and (c) deferred taxes of ThUS$ 92,489. Reclassification from tangible and intangible assets of ThUS $ 4,195,968 to (d) Intangible assets other than goodwill of ThUS$ 251,711, (e) Property, plant and equipment of ThUS$ 3,912,929 and (f) Right-of-use assets of ThUS$ 31,328.

(iii)	Reclassification from short-term loans and short-term portion of ThUS $ 211,906, and Other current liabilities of ThUS$ 193,345 and Trade accounts payable and other accounts payable of ThUS$ 214,248, to (a) Other financial liabilities of ThUS$ 80,051 (portion of short-term loans), (b) Trade accounts payable and other accounts payable of ThUS$ 173,539, (c) Accounts payable to related entities of ThUS$ 310,395, (d) Other provisions of ThUS$ 1,171, (e) Tax liabilities of ThUS$ 22,244 and (f) Other non-financial liabilities of ThUS$ 33,099 (derivative instruments of ThUS$ 2,342 and other non-financial liabilities of ThUS$ 30,757).

(iv)	Reclassification from Long-term loans of ThUS$ 971,722 and Other non-financial liabilities of ThUS$ 33,485, to (a) Other financial liabilities of ThUS$ 837,306, (b) Trade accounts payable and other accounts payable of ThUS$ 18,265, and (c) Accounts payable to related entities for ThUS$ 149,636.

(v)	Reclassification from Other provisions and deferred tax liabilities of ThUS$ 110,051 to (a) Other non-current provisions of ThUS$ 21,074, (b) Deferred taxes of ThUS$ 87,806 and (c) Provisions for employee benefits of ThUS$ 1,171.

In order to conform the presentation of EGP Central and South America’s income statement included in the historical financial statements with the presentation provided in Enel América’s income statement, the following additional detail of certain line items is provided:

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO-FORMA COMBINED FINANCIAL INFORMATION

Pro forma Combined Statements of Comprehensive Income

For the nine-month period ended September 30, 2020

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	EGP Central and South America Historical	EGP Central and South America Historical	Reclassifications	Note	EGP Central and South America Combined
	Million €	ThUS$	ThUS$		ThUS$
Revenues	-	-	424,007	(vi)(a)	424,007
Other operating income	-	-	2,248	(vi)(b)	2,248
Revenues and Other Operating Income	379	426,256	426,255	(vi)	426,255
Raw materials and consumables used	-	-	(90,611)	(vii)(a)	(90,611)
Contribution Margin	(263)	(295,580)		(vii)	335,644
Other work performed by the entity and capitalized	-	-	12,614	(vii)(b)	12,614
Employee benefits expenses	-	-	(35,990)	(vii)(c)	(35,990)
Depreciation and amortization expense	-	-	(131,210)	(vii)(d)	(131,210)
Reversal of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	(378)	(vii)(e)	(378)
Profit from impairment and reversal of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	(1,126)	(vii)(f)	(1,126)
Other expenses	-	-	(48,880)	(vii)(g)	(48,880)
Operating Income	116	130,676			130,674
Other gains (losses)	-	-	1	(viii)	1
Financial income	165	185,573	(178,593)	(ix)	6,980
Financial costs	(264)	(297,130)	271,975	(x)	(25,155)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	-	-	(554)	(xi)	(554)
Foreign currency exchange differences	-	-	(93,426)	(xii)	(93,426)
Gains (losses) from indexed assets and liabilities	-	-	599	(xiii)	599
Profit (loss) before taxes	17	19,119	-		19,119
Income tax expenses	(22)	(24,743)	-		(24,743)
PROFIT (LOSS)	(5)	(5,624)	-		(5,624)

(vi)	Detail of Total income of ThUS$ 426,256 allocated to (a) Income from ordinary activities of ThUS$ 424,007 and (b) Other income of ThUS$ 2,248.
(vii)	Detail of Total costs of ThUS$ (295,580) allocated to (a) Raw materials and consumables used for ThUS$ (90,611), (b) Other work carried out by the entity and capitalized of ThUS$ 12,614, (c) Expenses for benefits to employees of ThUS$ (35,990), (d) Depreciation and amortization expense of ThUS$ (131,210), (e) Impairment losses of ThUS $(378), (f) Impairment losses in accordance with IFRS 9 of ThUS$ (1,126) and (g) Other expenses by nature of ThUS$ (48,880).
(viii)	Reclassification of profit from the sale of assets.
(ix)	Reclassification from financial income of ThUS$ 185,573 (derivative instruments contracts and financial income) to financial income of ThUS$ 6,980.
(x)	Reclassification from finance costs of ThUS$ (297,130) (derivative instrument contracts and finance costs) to finance costs of ThUS$ (25,155).
(xi)	Reclassification of earnings from associates.
(xii)	Reclassification from Other fixed operating expenses to Foreign currency exchange differences.
(xiii)	Reclassification from financial income to gains (losses) from indexed assets and liabilities.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO-FORMA COMBINED FINANCIAL INFORMATION

Pro forma Combined Statements of Comprehensive Income

For the year ended December 31, 2019

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	EGP Central and South America Historical	EGP Central and South America Historical	Reclassifications	Note	EGP Central and South America Combined
	Million €	ThUS$	ThUS$		ThUS$
Revenues	567	634,739	-		634,739
Other operating income	12	13,434	(8,912)	(i)	4,522
Revenues and Other Operating Income	579	648,173	(8,912)		639,261

Raw materials and consumables used	(150)	(167,920)	76,653	(ii)	(91,267)
Contribution Margin	429	480,253	67,741		547,994

Other work performed by the entity and capitalized	27	30,226	(12,203)	(iii)	18,023
Employee benefits expenses	(48)	(53,735)	-		(53,735)
Depreciation and amortization expense	(134)	(150,009)	(7,629)	(iv)	(157,638)
Reversal of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	7,629	(iv)	7,629
Profit from impairment and reversal of impairment losses (impairment losses) determined in accordance with IFRS 9	(1)	(1,119)	(732)	(v)	(1,851)
Other expenses	(15)	(16,579)	(56,838)	(vi)	(73,417)
Operating Income	258	289,037	(2,032)		287,005

Other gains (losses)	-	-	1,299	(vii)	1,299
Financial income	187	209,341	(174,200)	(viii)	35,141
Financial costs	(342)	(382,858)	208,330	(ix)	(174,528)
Foreign currency exchange differences	-	-	(34,015)	(x)	(34,015)
Gains (losses) from indexed assets and liabilities	-	-	618	(xi)	618

Profit (loss) before taxes	103	115,520	-		115,520
Income tax expenses	(43)	(48,137)	-		(48,137)
PROFIT (LOSS)	60	67,383	-		67,383

(i)	Reclassification of profit from the sale of assets of ThUS$ 9,129 and other income of ThUS$ 217.
(ii)	Reclassification of energy purchases of ThUS$ 60,451 and raw materials and consumables used of ThUS$ 16,202.
(iii)	Reclassification of Other fixed operating expenses.
(iv)	Reclassification of profit from the sale of fixed assets.
(v)	Reclassification of impairment determined in accordance with IFRS 9 from financial costs.
(vi)	Reclassification of items presented in (ii) and (iii) above, in addition to other expenses of ThUS$ 7,612.
(vii)	Reclassification of other gains on the sale of fixed assets and other investments.
(viii)	Reclassification of financial income from derivative instrument contracts of ThUS$ 105,230 and financial income of ThUS$ 68,970.
(ix)	Reclassification of financial costs for derivative instruments contracts of ThUS$ 115,305 and financial costs of ThUS$ 93,025.
(x)	Reclassification from Other fixed operating expenses to Foreign currency exchange differences.
(xi)	Reclassification from financial income to gains (losses) from indexed assets and liabilities.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO-FORMA COMBINED FINANCIAL INFORMATION

5.	Summary of accounting policies

The accounting policies used in the preparation of the combined pro-forma statement of financial position of Enel Américas as of September 30, 2020 are the same as those used in the preparation of the historical consolidated financial statements of Enel Américas S.A. and subsidiaries as of December 31, 2019, except that certain items were subject to pro-forma merger adjustments, as discussed above.

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